FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                               Northern Rock plc
                (Translation of registrant's name into English)


                              Northern Rock House
                                    Gosforth
                              Newcastle upon Tyne
                                    England
                                    NE3 4PL
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes ..... No ..X..


                                     INDEX

Document

No. 1        Share Schemes


                               NORTHERN ROCK PLC

                                 SHARE SCHEMES

Northern Rock plc ("the Company") has established an Approved Profit Sharing Scheme ("the Scheme") for the purpose of awarding ordinary 25p shares in the Company ("shares") to employees (including Executive Directors), subject to the financial performance of the Company as defined by the Rules of the Scheme.

302,013 shares were released by Northern Rock Trustees Limited on 14 April 2003 to individual qualifying employees (including Executive Directors), having been held in trust for three years.

Adam John Applegarth, an Executive Director of the Company, has on 14 April 2003 disposed of 2,288 such shares representing the shares originally awarded to him on 14 April 2000 under the Scheme, at a price of GBP7.015 per share.

The Company has also established a Share Incentive Plan ("the Plan") for the purpose of awarding ordinary 25p shares in the Company ("shares") to employees (including Executive Directors), subject to performance measures specified by the Company as provided for by the Rules of the Plan.

The Company announces that on 14 April 2003 awards were made to Executive Directors under the Plan as follows:

Name                                            Number of Shares

Adam John Applegarth                                    421
David Frank Baker                                       421
Robert Frederick Bennett                                421

The appropriation price of the shares on 14 April 2003 was GBP7.11 per share.

The shares appropriated under the Rules of the Plan will be held in trust for five years after which they will no longer have any subsequent income tax or National Insurance liability.

Following the transactions referred to above, the Executive Directors have the following interests in the Company's shares:

                             Resultant Holding     Percentage Holding

Adam John Applegarth             210,884                0.05%
David Frank Baker                171,196                0.04%
Robert Frederick Bennett         180,228                0.042%



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                               Northern Rock plc
                                  (Registrant)



Date:  14 April 2003                     By:____J Shipley_____

                                         Name:       J Shipley
                                         Title:      Assistant Company Secretary